

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 20, 2006

Mr. Phil Kramer
Chief Financial Officer
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston Texas, 77002

> **Re:** **Plains All American Pipeline, L.P**.
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 8, 2006**
> **Response Letter May 26, 2006**
> **File No. 1-14569**

Dear Mr. Phil Kramer:

   We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

General

1.   We note you have proposed to expand or revise your disclosures in response to our prior comments which you have indicated will be incorporated into future filings. We are considering your responses, and will not be in a position to conclude until such time that all of your pending comments are resolved.

Note 8 Related Party Transactions, F-32

Performance Option Plan

2.   We note your response to prior comment 10 regarding the performance option plan of your general partner wherein subordinate units of Plains All American Pipeline, L.P. (the Partnership) were contributed by the owners of the general partner. For clarity, please address the following:

- It appears from your disclosures that the general partner exists for the sole purpose of managing the Partnership. Please explain to us why you believe certain costs associated with the general partner should be stranded in the general partner entity.

- Please clarify to us the amount and nature of all costs that are stranded on the books of the general partner.

- Tell us whether the general partner engages or manages any substantive entity other than Plains All American Pipeline, L.P. (the Partnership) or is engaged in any other form of business. Please describe those operations and whether they relate to the operations of the Partnership.

- Confirm whether the Partnership receives any proceeds from the exercise of these options and whether the general partner's option plan is governed by a separate plan document.

- Otherwise, please explain why the disclosure of the general partners' performance option plan is necessary and relevant to understanding the Partnership's financial condition and results of operations. In this regard, your response appears to suggest that the compensation awards are transacted independently by the general partner with no consequence to the Partnership. If so, it is unclear to us why this is included as an element of your disclosures.

Note 9 Long-Term Incentive Plan, page F-35

3.   We note your response to prior comment 11 indicating that the valuation of your general partner's employee phantom option awards is supportable under APB 12 although this standard does not appear to be addressing contingent compensation issued from an option award indexed to a company's stock. Please tell us how you considered the application of SFAS 133 and cite the specific scope-out exception(s) pertaining to these instruments, if that is your view.

4.   Please expand your disclosures to describe the cash plan probability model and
the underlying assumptions used in this model, including the date the awards are
valued. Additionally, expand your disclosures to state that this method is a fair
value method, if that is your conclusion, and specifically address when you
attribute expense associated with the compensation awards over the service period
to which the award relates.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

     You may contact Jonathan Duersch at (202) 551-3719 or in his absence Kevin
Stertzel at (202) 551-3723 if you have questions regarding comments on the financial
statements and related matters. Please contact me at (202) 551-3683 with any other
questions.

Sincerely,

Jill S. Davis
Branch Chief